

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mr. Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

Re: Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012 and Amended August 14, 2012
File No. 001-32360

Dear Mr. Rai:

We have reviewed your August 17, 2012 response to our July 20, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note Q – Business Combinations and Other Strategic Investments, page 62

1. We acknowledge your responses to our previous comments 5 and 6 and to your June 18, 2012 response to comment 12 from our May 30, 2012 letter. Please address the following comments:
   - Please represent to us, consistent with our previous request, that you will remove reference to the use of purchase accounting in future filings and instead disclose your use of acquisition accounting or the acquisition method. In this regard, you still refer to the use of the purchase accounting:
     - In the second and fourth paragraphs on page 20 of your March 31, 2012 Form 10-Q/A related to your Kilitch and Lundbeck Products acquisitions;

- o In the third paragraph on page 21 of your March 31, 2012 Form 10-Q/A related to your Lundbeck Products acquisition; and
  - o In the third paragraph on page 21 of your June 30, 2012 Form 10-Q related to your Lundbeck Products acquisition.
- Please represent to us, consistent with our previous request, that you will remove reference to the use of purchase price and the purchase price allocation in future filings. In this regard, your Kilitch acquisition disclosure on page 20 of your March 31, 2012 Form 10-Q/A still references "total purchase price" and your Lundbeck Products disclosure on page 20 of your June 30, 2012 Form 10-Q still references the "total purchase price" and "total allocation of purchase price." These disclosures are not consistent with the Kilitch disclosures on page 10 of your August 17, 2012 response.
- Please represent to us, consistent with our previous request, that you will not include liabilities assumed and deferred taxes liabilities in consideration transferred. In this regard, your Kilitch acquisition disclosure on page 20 of your March 31, 2012 Form 10-Q/A includes these liabilities in the "purchase price" presentation identified in the previous bullet point.

Form 10-Q/A for the Quarterly Period ended March 31, 2012
Notes to Condensed Consolidated Financial Statements
Note 13 – Business Combinations, page 19

2. We acknowledge your response to previous comment 7 and your restatement disclosure in Note 1. Please provide us your analysis supporting why the contingent payment obligations associated with your Kilitch acquisition are properly classified as compensation arrangements. Reference for us the authoritative literature you relied upon to support your accounting. In your response, at a minimum, please address the following:
   - Tell us to whom you are obligated to make contingent payments, clarify whether these payments are to employees;
   - Tell us why these payments are compensation arrangements under ASC 805-10-55-24 and 55-25; and
   - Identify for us the triggering events for these contingent payments including a discussion of:
     - o why it is appropriate to accrue $3.3 million of these payments upon acquisition when it appears that the trigger events have not yet occurred but are only probable of occurrence; and
     - o why the $1.0 million in other contingent payments are characterized as "for future services" and not yet accrued.

3. Regarding your restatement associated with the Kilitch acquisition, please confirm for us that you have reassessed your accounting for similar issues for all your acquisitions since January 1, 2009, the effective date of SFAS 141R subsumed in ASC Topic 805 and tell us your conclusion. If your reassessment supports that you complied with SFAS 141R for these acquisitions, please tell us what was unique or different with the Kilitch

acquisition as compared to these other acquisitions that caused you to improperly assess and apply your original accounting.

You may contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.


Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
